Mail Stop 4561

February 29, 2008

VIA U.S. MAIL AND FAX (562) 493-9352

Robert J. Conway
Chief Executive Officer
DSI Realty Income Fund VIII
6700 E. Pacific Coast Hwy
Long Beach, CA 90803

       Re: **DSI Realty Income Fund VIII**
               Form 10-K for Fiscal Year Ended
               December 31, 2006
               Filed March 30, 2007
               Form 10-Q for Quarterly Period Ended
               September 30, 2007
               Filed November 14, 2007
               File No. 002-90168

Dear Mr. Conway:

       We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                     Sincerely,

                     Kevin Woody
                     Branch Chief